UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 11, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CST Brands, Inc.

File No. 1-35743 - CF#29275

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      CST Brands, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-12B filed on November 16, 2012, as amended.

      Based on representations by CST Brands, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.5	through February 8, 2023
Exhibit 10.6	through February 8, 2023
Exhibit 10.7	through February 8, 2023
Exhibit 10.8	through February 8, 2023

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Lilyanna L. Peyser
Special Counsel